Osler, Hoskin & Harcourt LLP
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OSLER

RECEIVED
2007 JUL -3 A 8:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024848

New York
Toronto
Montréal
Calgary
Ottawa

June 29, 2007

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

SUPPL

Attention: Ms. Mary Cascio

Re: National Bank of Canada (the "Bank") (File No. 82-3764) – Amendment to Application pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act") to Permit Electronic Publication under Rule 12g3-2(f)(1)

Ladies and Gentlemen:

Reference is made to our letter to the Securities and Exchange Commission (the "Commission") dated September 26, 2003 applying to reinstate the Bank's exemption from the requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule 12g3-2(b) Application"), which reinstatement was confirmed by the Commission to the Bank on January 15, 2004. On behalf of the Bank, we hereby amend the Rule 12g3-2(b) Application so as to apply to the Commission pursuant to Rule 12g3-2(f)(1) for authorization permitting the Bank to publish the information required under Rule 12g3-2(b)(1)(iii) (the "Rule 12g3-2(b) Information") through an electronic delivery system generally available to the public in Canada, which is the Bank's primary trading market, rather than furnishing such information in paper copy to the Commission. The internet website address at which the Bank's Rule 12g3-2(b) Information will be found is www.sedar.com., under the Bank's company profile. SEDAR is the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of public companies and investment funds across Canada. The Bank hereby undertakes to comply with the English translation requirements provided in Rule 12g3-2(e), which English language versions of all such disclosure documents will be posted under the Bank's company profile at www.sedar.com.

dlw 7/3

OSLER

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid envelope to the Bank at the address specified thereon. If you have any questions concerning this application, please do not hesitate to contact the undersigned at (212) 907-0533.

Yours very truly,

Jason Comerford

cc: Vanessa Fontana
Robert Lando

END